Mail Stop 4561

January 8, 2009

Craig J. Propst
Interim Chief Financial Officer and
Chief Accounting Officer
Pomeroy IT Solutions, Inc.
1020 Petersburg Road
Hebron, Kentucky 41048

     Re: **Pomeroy IT Solutions, Inc.**
              Form 10-K for the Fiscal Year Ended January 5, 2008
              File No. 000-20022

Dear Mr. Propst:

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Mark Kronforst
Accounting Branch Chief